SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1
SOUTHERN MICHIGAN BANCORP, INC.
(Name of Issuer)

Common Stock, par value $2.50
(Title of Class of Securities)

84336P103
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 84336P103
Schedule 13G

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Harvey B. Randall

(2)	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power	146,184* shares

(6)	Shared Voting Power	0 shares

(7)	Sole Dispositive Power	146,184* shares

(8)	Shared Dispositive Power	0 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
146,184* shares

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

(11)	Percent of Class Represented by Amount in Row 9
8.0%

(12)	Type of Reporting Person
IN

*          Includes 146,122 shares held by Mr. Randall as trustee and 62 shares held by Mr. Randall directly.

CUSIP No. 84336P103
Schedule 13G

Item 1(a).	Name of Issuer: Southern Michigan Bancorp, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 51 West Pearl Street Coldwater, Michigan 49036

Item 2(a).	Name of Person Filing: Harvey B. Randall

Item 2(b).	Address of Principal Business Office or, if None, Residence: 8391 Old 27 South Marshall, Michigan 49068

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Stock, par value $2.50

Item 2(e).	CUSIP Number: 84336P103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 84336P103
Schedule 13G

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:		146,184* shares

	(b)	Percent of Class:		8.0%*

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	146,184* shares

		(ii)	Shared power to vote or to direct the vote	0 shares

		(iii)	Sole power to dispose or to direct the disposition of	146,184* shares

		(iv)	Shared power to dispose or to direct the disposition of	0 shares

* Includes 146,122 shares held by Mr. Randall as trustee and 62 shares held by Mr. Randall directly.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005	/s/ Harvey B. Randall Harvey B. Randall (Signature)